Exhibit 99.1

November 12, 2013

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 39.9% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the third quarter of 2013, as published on November 12, 2013.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

THIRD QUARTER 2013 RESULTS SHOW CONTINUED STRONG PERFORMANCE

-INCREASE IN DIVIDEND APPROVED-

-DIRECTORATE CHANGE-

Ad hoc announcement—Jersey, 12 November 2013. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the third quarter and nine month period ended 30 September 2013.

Highlights:

•	Gross rental income (“GRI”) increased by 4.7% to €151.4m (9M 2012: €144.6m), with an increase in EPRA like-for-like GRI of 3.6% to €148.0m (9M 2012: €142.9m)

•	Net rental income (“NRI”) increased by 4.0% to €143.0m (9M 2012: €137.5m), with an increase in EPRA like-for-like NRI of 3.7% to €140.2m (9M 2012: €135.2m)

•	Operating margin for the nine month period was 94.5% (9M 2012: 95.1%) which is at the higher end of the management’s targeted range

•	EPRA occupancy rates remained stable at 98.1%

•	EBITDA, excluding revaluation, disposals and impairments, increased by 7.0% to €121.1m (9M 2012: €113.2m)

•	Profit before taxation was €96.3m, compared to €120.4m for the first nine months of 2012, with the change caused by a €15.4m higher revaluation in the corresponding period last year, €6.7m lower result on foreign exchange differences and higher interest expense of €5.7m in current period, offset by the €5.5m growth in NRI

•	Company adjusted EPRA earnings per share increased by 1.6% to 25.6 €cents (9M 2012: 25.2 €cents)

•	EPRA Net asset value (“NAV”) per ordinary share increased by 1.7% since the beginning of the year to €6.54 (FY 2012: €6.43) after distributing dividends of €0.15 per share

•	The value of the Group’s 156 standing investment properties grew by 8.4% to €2.4 billion, compared to 31 December 2012, which includes the recently acquired prime shopping centre Galeria Dominikańska

•	Cash position of €331.0m with borrowings of €836.1m as at 30 September 2013 (FY 2012: €537.1m) representing a gross and net LTV of 28.1% and 17.0% respectively

•	The Board has approved an increase in the dividend for the fourth quarter of 2013 to €0.06 per share implying €0.21 per share for the full year 2013

•	For 2014, the Board has also approved a 14% increase in the dividend to at least €0.24 per share

•	The fourth and final quarterly dividend payment of €0.06 per share will be paid as a capital repayment on 30 December 2013 to shareholders on the register on 23 December 2013, with an ex-dividend date of 19 December 2013.

Operational Highlights

•	Completion of the €151.7 million acquisition of Galeria Dominikańska, a prime shopping centre centrally located in the dominant shopping area of Wroclaw, the fourth largest city in Poland

•	€350 million successfully raised in April through the placing of a 3.7 times over-subscribed unsecured seven year Eurobond bearing a 4.0% fixed coupon

•	Continued progress made at the Atrium Felicity development in Lublin, Poland, with the project now 92.4% pre-let at an average lease length of approximately six years, and on target to open in March 2014

•	Construction works have commenced on the extension of the Group’s shopping centre in Torun. The extension is 65% pre-let and will add an additional 17,300 sqm of GLA as well as 640 additional parking spaces to the centre by late 2014.

Directorate Change

Atrium also announces the appointment of Roger Orf to its Board as a non-executive director with immediate effect, following the retirement from the Board of Dipak Rastogi. Mr. Orf, who is a partner at Apollo Global Management (“Apollo”) and head of its real estate business in Europe, will be one of Apollo´s appointed directors on the Atrium Board.

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said: “Our performance over the first nine months of 2013, during which we delivered continued growth in gross and net like-for-like income, further strengthens our belief in our ability to produce strong and sustainable levels of rental income and cash flow. Although we are aware that there are still economic issues to contend with both in our own regions of operation and in the euro zone, we nevertheless can see the first signs that the economies have finally started to grow. Our strong operating results, together with the ongoing improvement in the economies in which we operate, have given the Board the confidence to increase the Company’s annual dividend for the fourth year running.”

Chaim Katzman, Chairman of Atrium European Real Estate, added: “Roger Orf is one of the most prominent and successful investors in the European real estate sector and it is a great honour to welcome him to the Atrium Board. I have no doubt that he will make a great contribution to the business, and very much look forward to working with him to position the business for continued growth.

“I would also like to thank Dipak Rastogi for his significant service to Atrium during his time as a non-executive director of the Group. His advice and wise counsel were always appreciated and the business benefitted greatly from the wealth of his experience. I wish him well as he retires from the Board.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q3 2013 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

About Roger Orf

Mr. Orf, who is a partner at Apollo Global Management (“Apollo”) and head of its real estate business in Europe, will be one of Apollo´s appointed directors on the Atrium Board.

Mr. Orf oversees all property investments and fund raising activities on behalf of Apollo’s real estate funds throughout Europe. Prior to joining Apollo in 2010, Mr. Orf spent the majority of his career investing in the European real estate markets on behalf of Citigroup, Lone Star, for his own account and at Goldman Sachs. In his last four years at Goldman Sachs, Mr. Orf headed the European Real Estate Department and was a member of the European Investment Banking Operating Committee. Mr. Orf is a Founder of E- Shelter GmbH, a German based data centre business.

He is a member of the University Of Chicago Graduate School Of Business Global Advisory Board and the Visiting Committee for the University of Chicago Law School. Mr. Orf holds J.D. and M.B.A. degrees from the University of Chicago, as well as a B.A. in Economics (magna cum laude) and Phi Beta Kappa from Georgetown University.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc	+ 44 (0)20 7831 3113

Richard Sunderland
Will Henderson
Nick Taylor atrium@fticonsulting.com

Atrium is established as a closed-end investment company domiciled in Jersey. Atrium is registered with the Dutch Authority for the Financial Markets as a collective investment scheme which may offer participations in The Netherlands pursuant to article 2:66 of the Financial Supervision Act (Wet op het financieel toezicht). All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.